April 23, 2019

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund (the “Registrant”)

1933 Act File No. 2-39334

1940 Act File No. 811-02224

Comments received for PEA No. 106 filed on March 1, 2019

Dear Ms. Lithotomos:

Below is a summary of the comments I received from you on April 9, 2019 regarding the above-mentioned Registrant, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

1)	Comment: Please confirm that you will be updating the December 31, 2017 financial information currently residing in the Prospectus to December 31, 2018 financial information when you file the 485BPOS.

Response: We confirm that the upcoming 485BPOS will contain updated financial information for December 31, 2018.

2)	Comment: Please confirm that the only new subadviser being added to the Registrant’s filing this year is Boston Partners Global Investors, Inc. (“Boston Partners”)

Response: We confirm that Boston Partners is the only new subadviser for this filing.

SAI

1)	Comment: Please confirm that you do not think that any of the disclosure for Boston Partners currently residing in the Statement of Additional Information (“SAI”) beginning on page B-187 under the heading Conflicts of Interest in the section titled Appendix C – Additional Portfolio Manager Information should be moved to the Prospectus.

Response: We confirm that we do not think that any of this disclosure should be moved to the Prospectus.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company